Exhibit (d)(6)

CPV Investments VI, LLC

c/o Cohen Private Ventures, LLC

72 Cummings Point Road

Stamford, CT 06902

November 30, 2020

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

Attention: General Counsel

c/o Allen & Company LLC

711 5th Avenue

New York, NY 10022

Attention: Nathaniel S. Turner V

Reference is made to (a) that certain Agreement and Plan of Merger (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Agreement”), dated as of the date hereof, by and among Cards Parent LP, a Delaware limited partnership (“Parent”), Cards Acquisition Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub”), and Collectors Universe, Inc., a Delaware corporation (the “Company”) and (b) that certain Equity Commitment Letter, dated as of the date hereof (the “D1 ECL”), by and between D1 Capital Partners Master LP, a Delaware limited partnership (“D1”) and Parent, pursuant to which D1 is committing to contribute to Parent, at the Closing, by purchasing or causing the purchase, directly or indirectly through one or more intermediate entities, the same class of equity securities of Parent at the same price, for an aggregate amount set forth therein (the “D1 Equity Commitment”). Unless the context otherwise requires or as otherwise specified herein, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Agreement.

CPV Investments VI, LLC (“CPV”) hereby agrees, subject to the terms and conditions hereof, to irrevocably commit, in respect of itself, to contribute to Parent, promptly following the Offer Acceptance Time, by purchasing, or causing the purchase of, directly or indirectly through one or more intermediate entities, equity interests of Parent for an aggregate of (a) $200,000,000 (or such lesser amount as is sufficient, together with the D1 Equity Commitment, available cash of the Company as of the Closing and the aggregate proceeds of any debt financing received by Parent or any of its Subsidiaries (the “Debt Financing”), for Parent to (i) cause Merger Sub to accept for payment and pay for all Shares tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 2.2(a) of the Merger Agreement

(the “Offer Amount”), (ii) pay or cause to be paid in connection with the Merger all amounts required to be paid by Parent pursuant to and in accordance with Article IV of the Agreement (the “Merger Amount”) and (iii) pay any such additional amount required to pay any fees and expenses of Parent required to be paid in connection with the consummation of the Transactions (such aggregate amount, the “CPV Equity Contribution”). Parent, in turn, agrees to use the CPV Equity Contribution when funded in accordance with the terms of this letter agreement, together with the D1 Equity Commitment funded pursuant to the D1 ECL, available cash of the Company as of the Closing and the proceeds from any Debt Financing, to (a) cause Merger Sub to accept for payment and pay for all Shares tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 2.2(a) of the Merger Agreement and (b) pay or cause to be paid in connection with the Merger all amounts required to be paid by Parent pursuant to and in accordance with Article IV of the Agreement and to pay any such additional amounts required to pay any fees and expenses of Parent required to be paid at in connection with the consummation of the Transactions.

The obligation of CPV to make the CPV Equity Contribution is subject only to (x)(i) in the case of the Offer Amount, all of the Offer Conditions have been satisfied or waived at the Expiration Time (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time, which deliveries and conditions are capable of being satisfied at the Expiration Time), and (ii) in the case of the Merger Amount, all of the conditions set forth in Section 8.1 of the Agreement having been satisfied or waived and (y) the D1 Equity Commitment having been funded or will be funded in accordance with its terms . For the avoidance of doubt, and notwithstanding anything to the contrary in this letter agreement, under no circumstances shall (i) CPV be obligated to make the CPV Equity Contribution at any time hereunder unless the foregoing conditions are satisfied and the Offer Acceptance Time and Effective Time occur and (ii) the Company be permitted or entitled to receive both a grant of specific performance to draw down the proceeds of the Equity Commitment Letters, including pursuant to this letter agreement, and consummate the Closing, on the one hand, and the payment of the Parent Termination Fee, on the other hand.

CPV reserves the right to allow other investors, including (i) members of the senior management of the Company or its Subsidiaries, (ii) lenders under any Debt Financing or their Affiliates, (iii) certain of its limited partners, or (iv) other certain third party investors to participate in the (direct or indirect) purchase of equity interests from Parent; provided that Parent receives no less than the amount of the CPV Equity Contribution; provided, further, that CPV shall remain fully liable for satisfying the entirety of the CPV Equity Contribution in accordance with the terms and conditions of this letter agreement.

CPV represents and warrants that: (i) it has all limited liability company power and authority to execute, deliver and perform this letter agreement; (ii) the execution, delivery and performance of this letter agreement has been duly and validly authorized and approved by all necessary limited partnership action, and no other proceedings or actions on the part of CPV are necessary therefor; (iii) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar requirement of law now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies; (iv) the execution, delivery and performance by it pursuant to this letter agreement do not and will not (A) violate its organizational documents, (B) violate any applicable Law binding on it or its assets, or (C) result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract or agreement to which it is a party; (v) the undersigned has the power and authority to bind CPV as set forth in this letter agreement; (vi) it has and will have at the times required to fund under the Merger Agreement, (A) the financial capacity to pay and perform its obligations under this letter agreement and all funds sufficient to fund the CPV Equity Contribution and (B) the ability to commit to fund the CPV Equity Contribution; (vii) the CPV Equity Contribution is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its organizational or governing documents or otherwise; and (viii) it is fully familiar with the Agreement and the other documents or instruments delivered in connection with the Agreement.

Notwithstanding anything that may be expressed or implied in this letter agreement, each party hereto, by its acceptance of the benefits of this equity commitment, covenants, agrees and acknowledges that no Person other than CPV shall have any obligation hereunder and that, notwithstanding that CPV is a limited partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, representative, general or limited partner, financing source, manager, member, stockholder, affiliate or permitted assignee of CPV (except CPV) or any former, current or future director, officer, employee, agent, representative, general or limited partner, manager, member, stockholder, affiliate or permitted assignee of any of the foregoing (collectively, but excluding CPV, Parent and Merger Sub, the “Non-Recourse Parties”), whether by the enforcement of any assessment or by any suit, claim, action or proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligations of CPV under this letter agreement or any documents or instrument delivered in connection herewith or for any claim based on, in respect or, or by reason of such obligation or their creation.

This letter agreement and all claims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this letter agreement or the negotiation, execution or performance of this letter agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this letter agreement and/or as an inducement to enter into this letter agreement), shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to conflict-of-laws principles that might require the application of the Laws of any other jurisdiction.

The parties hereby irrevocably submit to the exclusive jurisdiction of the State of Delaware over all claims, disputes or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this letter agreement or the negotiation, execution or performance of this letter agreement (including any claim or cause of action, whether in contract or tort or otherwise, based upon, arising out of or related to any representation or warranty made in or in connection with this letter agreement or as an inducement to enter into this letter agreement) and each party hereby irrevocably agrees that all suits, claims, actions and proceedings in respect of any such claim, dispute or cause of action, or any suit, action or proceeding related thereto (whether in contract or tort or otherwise) shall be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such court or any defense of inconvenient forum for the maintenance of any such suit, action or proceeding. Each of the parties agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable Law.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

This letter agreement may only be enforced by (a) Parent and CPV and/or (b) the Company or its successors pursuant to the Company’s right to seek specific performance of Parent’s obligations to consummate the Transactions or to cause CPV to fund the CPV Equity Contribution strictly in accordance with the terms and conditions of this letter agreement, pursuant and subject to, and solely in accordance with, the terms and conditions of Section 10.7 of the Agreement. For the avoidance of any doubt, if (and only if) the Company is entitled to specific performance in accordance with Section 10.7(b) of the Agreement to cause CPV to fund the CPV Equity Contribution, the Company may enforce Parent’s right to cause the CPV Equity Contribution to be funded (solely to the extent that Parent can enforce the CPV Equity Contribution in accordance with the terms of this letter agreement and subject to the terms and conditions of the Agreement) without the direction of Parent. Parent acknowledges and agrees that it may not waive, or otherwise agree not to enforce, Parent’s right to seek specific performance of CPV’s obligations under this letter agreement without the prior written consent of the Company.

No amendment or waiver of any provision of this letter agreement will be valid and binding unless it is in writing and signed by each party executing this letter agreement, including the Company. Any waiver or failure to insist on strict compliance with any term or provision of this letter agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

This letter agreement, Parent’s rights hereunder and CPV’s commitment hereunder shall not be assignable to any other Person without the prior written consent of each party executing this letter agreement, including the Company, and any attempted assignment without such consent shall be null and void and of no force and effect, except that CPV may assign its commitments hereunder to an Affiliate that agrees to assume CPV’s obligations hereunder; provided, however, that notwithstanding any such assignment, CPV shall remain fully liable to perform all of its obligations hereunder in accordance with the terms and conditions of this letter agreement to the extent not performed by such Person(s).

This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the transactions contemplated by the Agreement. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of CPV; provided that no such consent will be required (and the Company and its Subsidiaries and their respective Affiliates will be free to release such information) (i) as required by Law or the applicable rules of any national securities exchange, (ii) as required (or requested by the U.S. Securities and Exchange Commission (the “SEC”)) in connection with any SEC filings relating to the transactions contemplated by this letter agreement or the Agreement, (iii) in any filing or information required or desirable to be filed in connection with compliance with HSR or any other Antitrust Laws, (iv) to the extent that the information is already publicly available other than as a result of a breach of this letter agreement by the party seeking to circulate, quote or otherwise refer to such or its affiliates or representatives, (v) pursuant to any litigation relating to the Agreement or the transactions contemplated thereby, or (vi) for disclosures to such Person’s respective representatives, so long as such representatives agree to keep such information confidential on terms substantially identical to the terms contained in this paragraph.

This letter agreement shall be binding on CPV for the benefit of Parent and, except as set forth in the proviso at the end of this sentence, nothing set forth in this letter agreement shall (or shall be construed to) confer upon or give to any Person other than Parent any benefits, rights or remedies under or by reason of, or any rights to enforce, the obligations of CPV hereunder or any provision of this letter agreement; provided that the Company shall be an express third-party beneficiary of this letter agreement solely with respect to the right to enforce CPV’s obligation to make the CPV Equity Contribution pursuant to this letter agreement strictly in accordance with Section 10.7(b) of the Agreement and the terms and conditions of this letter agreement. CPV accordingly agrees not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that the Company has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. CPV further agrees that the Company shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the Company’s specific performance rights under the Agreement or this letter agreement. CPV acknowledges and agrees that (a) Parent is delivering a copy of this letter agreement to the Company and that the Company is relying on the obligations and commitments of CPV hereunder in connection with the Company’s decision to enter into and consummate the transactions contemplated by the Agreement and (b) the right of specific performance under this letter agreement and Section 10.7(b) of the Agreement are an integral part of the transactions contemplated by the Agreement and without those rights, the Company would not have entered into the Agreement.

This letter agreement shall automatically and immediately terminate upon the earliest to occur of (a) the consummation of the Closing, (b) the valid termination of the Agreement in accordance with its terms, (c) the valid termination of the D1 Equity Commitment or (d) the Company and/or any of its Affiliates directly or indirectly bringing any claim, in any litigation or other proceeding, against Parent, Merger Sub, CPV or any Non-Recourse Party that (i) CPV’s liability under or in respect of this letter agreement is not limited to the amount of the CPV Equity Contribution or that the limitation of such liability to the amount of the CPV Equity Contribution is illegal, invalid or unenforceable in whole or in part, or (ii) asserts any theory of liability against Parent, Merger Sub, CPV or any Non-Recourse Party with respect to the Agreement, this letter agreement, any Limited Guarantee or any of the transactions contemplated hereby or thereby, in each case other than (x) claims against Parent or Merger Sub under and in accordance with the Agreement (including any right to seek specific performance against Parent or to cause the Equity Commitments to be funded (subject to the terms, conditions and limitations set forth therein and in the Equity Commitment Letters), (y) claims against the Guarantors under the Limited Guarantees (subject to the terms, conditions and limitations set forth therein) and (z) claims under the Confidentiality Agreement (subject to the terms, conditions and limitations set forth therein)).

This letter agreement and the documents referred to herein contain the entire agreement and understanding among the parties hereto with respect to the subject matter of this letter agreement and supersede all prior and contemporaneous agreements and understandings, whether written or oral, relating to such subject matter in any way.

This letter agreement may be executed (including via email as a portable document format (.pdf)) in any number of counterparts, each of which will be deemed an original instrument, but all of which together will constitute one and the same instrument. This letter agreement will become effective when executed by each party hereto.

[Signature Pages Follow]

Please do not hesitate to contact me if you would like to discuss our commitment to this transaction.

Sincerely,

CPV INVESTMENTS VI, LLC

By:	/s/ Andrew B. Cohen
Name: Andrew B. Cohen
Title: Authorized Signatory

[Signature Page to Equity Commitment Letter]

Agreed and Accepted:

CARDS PARENT LP

By: Cards Parent GP LLC,
its General Partner

By:	/s/ Daniel S. Sundheim
Name: Daniel S. Sundheim
Title: Secretary

[Signature Page to Equity Commitment Letter]